FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2006

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ______             Form 40-F     X

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: October 7, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

LETTER TO SHAREHOLDERS

Dear Shareholder:

We are very pleased to review with you the operating highlights of the first quarter of our 2006 fiscal year.

Fiscal 2006 is proving to be a very exciting year as we advance towards the results from our phase III Virulizin clinical trial and progress our other clinical and preclinical programs.

In the first quarter, Lorus accomplished a number of important milestones in our Virulizin phase III clinical program. In early July, we announced the successful completion of Last Patient Visit (LPV) in the Global Phase III clinical trial of Virulizin in combination with Gemzar for the treatment of pancreatic cancer.  This Phase III clinical trial had been ongoing since early 2002.  The trial had enrolled 436 patients at over 100 clinical sites in North America and Europe. According to the study protocol requirements for follow-up, database lock and data analysis, the results of the study are anticipated in late 2005.

This past June, Lorus achieved three additional significant milestones with Virulizin.  In early June, Virulizin was granted Orphan Drug Status in the European Union for the treatment of pancreatic cancer. Virulizin was also granted Orphan Drug Status for the treatment of pancreatic cancer in the U.S. in 2001.

In mid June, Lorus announced that the United States Food and Drug Administration (FDA) had accepted Lorus' proposal for a rolling submission for its New Drug Application (NDA) for Virulizin. Products in fast track drug development programs, such as Lorus' Virulizin, may be considered for priority review and filing of portions of an application (rolling NDA) as they become available for submission. The criteria for a rolling NDA are designed for drug candidates, such as Virulizin, which have received fast track designation and allows for completed sections of an NDA to be submitted on an ongoing basis.

Also in June, Lorus announced that contract manufacturer, BioVectra dcl (BioVectra) had successfully scaled up the manufacturing process for Virulizin to the commercial batch size of 800 litres.

Progress was also reported in our other drug development programs during this quarter. Early in June, Lorus announced that it had received notice from the European Patent Office of its intention to grant an application for a patent of its novel antisense drug, GTI-2501. GTI-2501 has shown a favourable safety profile in preclinical studies and in a Phase I clinical trial. The drug is currently in a Phase II clinical trial, in combination with docetaxel, for the treatment of hormone refractory prostate cancer.

Subsequent to the quarter end, Lorus received a steering committee assessment of progress in the program of six U.S. National Cancer Institute (NCI) sponsored clinical studies of GTI-2040. The ongoing steering committee assessment program included an investigators' meeting jointly organized by Lorus and the NCI Cancer Therapy Evaluation Program (CTEP), which reviewed all safety and interim efficacy data, and follow-up data review activities on individual studies. All six studies continue to progress without unacceptable toxicity. In support of the AML study Lorus entered into a research collaboration with Dr. Guido Marcucci, a prominent leukemia researcher and clinician at the Ohio State University Comprehensive Cancer Center, on a program of laboratory experiments on acute myeloid leukemia cell lines. These experiments, which will be conducted in both tissue culture and animal models, will provide important insights into the correlation between antitumor response and the cellular effects of GTI-2040 and cytarabine when given together.

In our preclinical programs, progress was made in the development of our ML series of small molecule anticancer drugs with the selection of a sub-class of lead molecules from this small molecule program.  Two molecules from this sub-class, ML-133 and LT-253, have been chosen as lead candidates for further development as novel anticancer drugs, based on the results of preclinical studies.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information prepared as at October 6, 2005 should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles (GAAP) in this quarterly report and should also be read in conjunction with the audited consolidated financial statements and notes and management's discussion and analysis contained in the Company's annual report for the year ended May 31, 2005. All amounts are expressed in Canadian dollars unless otherwise noted.

Overview of the Business

Lorus is a Canadian biotechnology company, traded on both the TSX (LOR) and AMEX (LRP), focused on the discovery, research, development and commercialization of well-tolerated therapies that manage cancer and promote improved quality of life.  We are currently operating several research programs in-house and have three products in clinical development with seven Phase II clinical trials underway and a recently completed Phase III trial.

Our most clinically advanced drug candidate, Virulizin, recently completed a global Phase III clinical trial treating patients with metastatic pancreatic cancer.  This 436 patient clinical trial completed last patient visit in July 2005 and we anticipate results during the fourth quarter of calendar year 2005.  We are preparing to file an NDA with the FDA in the event the outcome of the clinical trial is positive.  As we await these clinical results, Lorus continues to evaluate different business and financial strategies to maximize the Virulizin opportunity and enhance shareholder value.

The lead drugs in our antisense portfolio, GTI-2040 and GTI-2501, also continue to advance in the clinic.  There are currently six Phase II clinical trials with GTI-2040 sponsored by the NCI in six different indications underway, as well as a Phase II clinical trial with GTI-2501 for the treatment of prostate cancer.

During the quarter we have continued the successful development of our small molecule program, with the selection of a class of lead molecules.  Based on the results of preclinical studies two molecules from this class, ML-133 and LT-253, have been chosen as lead candidates for further development as novel anticancer drugs. The Lorus team is actively working on advancing its small molecule program at an accelerated pace, with the objective of moving a drug candidate into the clinic during calendar 2006.

In addition, Lorus continues to develop other novel, proprietary drug candidates including our tumor suppressor/gene therapy and low molecular weight compounds.

Results of Operations

Research and Development

Research and development expenses for the three-month period ended August 31, 2005 decreased 21.6% to $4.0 million compared to $5.0 million for the same period last year. The decrease in costs is primarily due to a wind down of clinical trial costs for the Phase III clinical trial of Virulizin.

General and Administrative

General and administrative expenses for the three-month period of fiscal 2006 increased slightly to $1.1 million compared with $1.0 million in the same period last year.  The increase is primarily due to an increase in administrative personnel.

Stock-Based Compensation

Stock-based compensation expense increased to $291,000 for the three-month period ended August 31, 2005 compared with $211,000 in the prior year.  The increase in expense is attributable to an additional performance based option grant to employees contingent on specific criteria related to filing the NDA. Stock-based compensation represents a non-cash charge.

Interest and Accretion Expense

We recognized non-cash interest expense of $198,000 for the three-month period ended August 31, 2005, representing interest at a rate of prime +1% on our $15.0 million convertible debentures.  The interest accrued on the debenture during the quarter was paid in common shares of the Company.

Accretion in the carrying value of the convertible debenture amounted to $186,000 for the three-month period ended August 31, 2005. This accretion charge arises as under Canadian GAAP, the Company has allocated the proceeds from each tranche of the convertible debenture to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million convertible debentures having an initial carrying value of $9.8 million as of their dates of issuance.  Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be the face value of $15.0 million.

Depreciation and Amortization

Depreciation and amortization expense for the three-month period ended August 31, 2005 increased to $130,000 compared to $107,000 in the same period in the prior year. The increase is due to additional capital purchases in fiscal 2005.

Amortization of Deferred Financing Charges

Amortization of deferred financing charges for the three months ended August 31, 2005 increased to $20,000 compared to nil in the same period in the prior year.  The deferred financing charges related to the convertible debenture transaction and will be amortized over the five-year life of the debt commencing October 6, 2004.

Interest Income

Interest income for the quarter ended August 31, 2005 decreased to $115,000 from $145,000 for the same quarter last year. The decrease is attributable to a lower cash and short-term investment balance during the first quarter of 2006.

Net Loss

Net loss for the three-month period ended August 31, 2005 totaled $5.7 million ($0.03 per share) compared to a loss of $6.2 million ($0.04 per share) for the same period last year. The decrease in net loss is primarily due to a reduction of $1.1 million in research and development expenses offset by non cash charges of $198,000 in interest expense and $186,000 in accretion expense related to the $15 million convertible debentures.

Quarterly Financial Information (unaudited)

The selected financial information provided below is derived from the Company's unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months.

(Amounts in 000's except for per common share data)	May 31, 2005	Feb. 28, 2005	Nov. 30, 2004	Aug. 31, 2004	May 31, 2004	Feb. 29, 2004	Nov. 30, 2003	Aug. 31, 2003
Revenue	$ -	$ 3	$ 1	$ 2	$ 2	$ 2	$ 575	$ 29
Net loss	(4,598)	(5,274)	(5,945)	(6,245)	(7,973)	(8,159)	(5,998)	(8,171)
Basic and diluted
net loss per share	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.04)	$ (0.05)	$ (0.05)	$ (0.03)	$ (0.05)
Cash used in operating activities	$(3,789)	$(4,106)	$(4,966)	$(5,860)	$(9,492)	$(6,264)	$(6,417)	$(5,889)

Operating Cash Requirements

Lorus' cash used in operating activities for the first quarter of fiscal 2006 decreased 17.9% to $4.8 million compared with $5.9 million for the same quarter last year. The significant decrease in cash used in operating activities is due primarily to lower research and development expenditures during the quarter due to the close of our Virulizin Phase III clinical trial in July 2005.

Liquidity and Capital Resources

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and convertible debt financing, the exercise of warrants and stock options, and interest income on funds held for future investment. We expect to continue to finance the remaining costs of the Virulizin Phase III clinical trial, regulatory filings and the GTI-2501 Phase II clinical trial from internal resources until their anticipated completion. The ongoing costs of the six GTI-2040 Phase II clinical trials will continue to be borne by the NCI in the United States with Lorus continuing to be responsible for any additional GTI-2040 manufacturing costs.

Our future operations are highly dependent upon the outcome of the Phase III trial of Virulizin. Should the trial prove successful, we will pursue regulatory approval and subsequent commercialization of Virulizin. Our commercialization efforts are dependent upon our ability to raise additional financing through a combination of equity or debt financing, or payments from strategic partners. Lorus continues to Should our ability to raise additional financing be delayed, we believe that our current level of cash and cash equivalents and short-term investments are sufficient to fund planned expenditures for the next twelve months.

Cash Position

At August 31, 2005 Lorus had cash and cash equivalents and short-term investments totaling $16.6 million compared to $21.5 million at May 31, 2005. Working capital was $13.8 million at August 31, 2005 compared to $18.5 million at May 31, 2005.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring payments during the quarter ended August 31, 2005 that are outside the ordinary course of our business.

Please refer to the MD&A included in our 2005 Annual Report.

Outlook

Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future clinical trials and pre-launch activities related to the Company's lead products, as well as any new initiatives. Finally, the duration of the operating losses will depend on the scientific results of such clinical trials.

Risks and Uncertainties

Please refer to the MD&A included in our 2005 Annual Report for a complete discussion of risks and uncertainties.

Some of the most immediate risks and uncertainties facing us in the next fiscal year include:

  We expect to announce results for an ongoing Phase III clinical trial of Virulizin in patients with pancreatic cancer this calendar year. Our share price could decline significantly if those clinical results are not favorable, are delayed or are perceived negatively which could impact our future ability to finance our operations through equity financing.

  We do not yet have all the required approvals to market our product candidates and our clinical trials may not yield results that will enable us to obtain regulatory approval.

  Clinical trials are long, expensive and uncertain processes and the FDA may ultimately not approve any of our product candidates. We cannot assure you that data collected from preclinical studies and clinical trials of our product candidates will be sufficient to support approval by the FDA, the failure of which could delay our profitability and adversely affect our share price.

  We have limited sales, marketing and distribution experience.

  We rely on third-parties for a variety of functions and we may enter into future collaborations. We may not receive the benefits that we expect from these arrangements.

  Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

Our business risks and uncertainties have not changed significantly from those disclosed in the MD&A in our 2005 annual report and in other regulatory filings.

Critical Accounting Policies and Estimates

Our accounting policies are in accordance with Canadian GAAP including some which require management to make assumptions and estimates that could significantly affect the results of operations and financial position. The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2005 Annual Report. As well, our significant accounting policies are disclosed in Note 2, Significant

Accounting Policies, of the notes to our audited consolidated financial statements for the fiscal year ended

May 31, 2005.

Changes in Accounting Policies and Accounting Estimates

Variable Interest Entities

Effective June 1, 2005, we adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning on or after November 1, 2004. Variable interest entities (VIE's) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIE's and criteria for determining which entity, if any, should consolidate them.

We have determined that adoption of AcG-15 does not have an effect on our financial position, results of operations or cash flows in the current period or the prior period presented.

Financial Instruments - Disclosure and Presentation

Effective June 1, 2005, we adopted the amended recommendations of CICA Handbook Section 3860,

Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after

November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer's option in cash or the equivalent value by a variable number of the issuer's own equity instruments be presented as a liability.

We have determined that adoption of Section 3860 does not have an effect on our financial position, results of operations or cash flows in the current period or the prior period presented.

Updated Share Information

As at September 30, 2005, the number of issued and outstanding common shares of the

Company was 172,805,000.  In addition, there were 3,000,000 warrants to purchase 3,000,000 common shares of the Company and 11,796,000 stock options outstanding can be exercised into an equal number of common shares. The convertible debentures are convertible into 15,000,000 common shares of the Company.

Lorus Therapeutics Inc.
Consolidated Balance Sheets
	As at	As at
(amounts in 000's)	August 31, 2005	May 31, 2005
(Canadian Dollars)	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$6,126	$2,776
Short-term investments	10,454	18,683
Prepaid expenses and other assets	1,353	1,126
	17,933	22,585
Long-term
Fixed assets	1,521	1,581
Deferred financing charges	548	568
Goodwill	606	606
Acquired patents and licenses	1,833	2,226
	4,508	4,981
	$22,441	$27,566
LIABILITIES
Current
Accounts payable	$843	$1,069
Accrued liabilities	3,187	3,019
	4,030	4,088
Long-term
Secured convertible debentures	10,398	10,212
SHAREHOLDERS' EQUITY
Share capital (note 3)
Common shares	144,317	144,119
Equity portion of secured convertible debentures	3,814	3,814
Stock options (note 4)	4,543	4,252
Contributed surplus	6,733	6,733
Warrants	991	991
Deficit accumulated during development stage	(152,385)	(146,643)
	8,013	13,266
	$22,441	$27,566

See accompanying notes to the unaudited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three months ended August 31, 2005 and 2004

1.

Basis of presentation

These unaudited consolidated interim financial statements of Lorus Therapeutics Inc. ("the Company") have been prepared by the Company in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2005. These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2005.

The information furnished as at and for the three months ended August 31, 2005 and August 30, 2004 reflect, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented.  Interim results are not necessarily indicative of results for a full year.

Future Operations

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.  The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products are dependent upon the Company's ability to successfully finance and complete its research and development programs.

The Company's future operations are highly dependent upon the outcome of the Phase III trial of it lead product, Virulizin.   Should the trial prove successful, the Company will pursue regulatory approval and subsequent commercialization of Virulizin.  The Company's commercialization efforts are dependent upon its ability to raise additional financing through a combination of equity, debt financing, or payments from strategic partners.  Should the Company's ability to raise additional financial support be delayed, management believes the Company's current level of cash and cash equivalents and short-term investments is sufficient to fund planned expenditures for the next twelve months.

In the event the results of the Phase III trial do not warrant efforts to commercialize Virulizin at the present time, the Company will be required to re-evaluate its business operations and to reduce expenditures.  Should commercialization not be pursued, management believes that the Company's current level of cash and cash equivalents and short term-investments is sufficient to fund the planned expenditures for the next twelve months.

2.  Change in accounting policy

Variable interest entities

Effective June 1, 2005, the Company adopted the recommendations of CICA Handbook

Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning on or after November 1, 2004. Variable interest entities

(VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.

The adoption of AcG-15 did not have an effect on the financial position, results of operations or cash flows in the current period or the prior period presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three months ended August 31, 2005 and 2004

Financial instruments - disclosure and presentation

Effective June 1, 2005, the Company adopted the amended recommendations of CICA

Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer's option in cash or the equivalent value by a variable number of the issuer's own equity instruments be presented as a liability.

The Company has determined that there is no impact on the financial statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior period presented.

3.

Share capital

  (a)  Continuity of common shares and warrants

(amounts and units in 000's)	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance at May 31, 2004	171,794	143,670	13,110	4,325
Interest payments (b)	421	300	-	-
Issuance under Alternative Compensation Plan	50	37
Exercise of stock options	276	112	-	-
Convertible debentures	-	-	3,000	991
Warrants expiry	-	-	(13,110)	(4,325)
Balance at May 31, 2005	172,541	$144,119	3,000	$ 991
Interest payments	265	198	-	-
Balance at August 31, 2005	172,806	$144,317	3,000	$ 991

(b) Interest payments

Interest payments relate to interest payable on the $15.0 million convertible debentures payable at a rate of prime +1% until such time as the Company's share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Common shares issued in payment of interest were issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.

(c) Loss per share

The Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, warrants and the convertible debenture that could dilute basic loss per share, because to do so would be anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three months ended August 31, 2005 and 2004

4.    Stock-Based Compensation

	Three months ended Aug 31, 2005 (000's)	Weighted average exercise price three months ended Aug 31, 2005	Year ended May 31, 2005 (000's)	Weighted average exercise price year ended May 31, 2005
Outstanding at beginning of period	8,035	$ 0.96	6,372	$ 1.05
Granted	3,713	$ 0.78	3,173	$ 0.77
Exercised	―	―	(276)	$ 0.40
Forfeited	(227)	$ 0.86	(1,234)	$ 1.05
Outstanding at end of period	11,521	$ 0.90	8,035	$ 0.96

In the first quarter of 2006, stock compensation expense of $291,000 (2005 - $211,000) was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002.

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	Three months ended August 31, 2005	Year ended May 31, 2005
Risk free interest rate	2.25%	2.25-3.00%
Expected dividend yield Expected volatility Expected life of options Weighted average fair value of options granted or modified in the period	0% 70% 5 years $0.46	0% 70-90% 1-5 years $0.54

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.